Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 12, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       News release dated May 17, 2005 entitled “ VODAFONE LAUNCHES THE VODAFONE TRAVEL PROMISE”

2.                                       News release dated May 20, 2005 entitled “VODAFONE LAUNCHES VODAFONE SIMPLY”

3.                                       Stock Exchange Announcement dated May 3, 2005 entitled ‘Purchase of Own Shares’

4.                                       Stock Exchange Announcement dated May 4, 2005 entitled ‘Purchase of Own Shares’

5.                                       Stock Exchange Announcement dated May 5, 2005 entitled ‘ Purchase of Own Shares’

6.                                       Stock Exchange Announcement dated May 9, 2005 entitled ‘Purchase of Own Shares’

7.                                       Stock Exchange Announcement dated May 9, 2005 entitled ‘Additional Listing’

8.                                       Stock Exchange Announcement dated May 11, 2005 entitled ‘Purchase of Own Shares’

9.                                       Stock Exchange Announcement dated May 12, 2005 entitled ‘Purchase of Own Shares’

10.                                 Stock Exchange Announcement dated May 13, 2005 entitled ‘Purchase of Own Shares’

11.                                 Stock Exchange Announcement dated May 17, 2005 entitled ‘Director Shareholding’

12.                                 Stock Exchange Announcement dated May 26, 2005 entitled ‘Purchase of Own Securities’

13.                                 Stock Exchange Announcement dated May 27, 2005 entitled ‘Purchase of Own Securities’

17 May 2005

VODAFONE LAUNCHES THE VODAFONE TRAVEL PROMISE

Commitment to simplify and increase value to Vodafone customers when voice roaming

•                  First element to be launched will be Vodafone Passport, an easier to understand voice roaming price plan

•                  Vodafone customers will be able to call home at domestic rates, with only a connection fee added per call

•                  For the same connection fee, Vodafone customers will be able to receive calls at no additional cost1

Vodafone announces today the launch of The Vodafone Travel Promise, its commitment to Vodafone customers to offer simplicity and better value for roaming services.  The Vodafone Travel Promise will provide the basis for future roaming services made available to Vodafone customers.

The first element, Vodafone Passport, will offer customers price clarity and certainty when using voice roaming services abroad.  For a one-off connection fee per call, determined by the Vodafone network operator, Vodafone Passport customers will be able to make voice calls at domestic rates when travelling in Vodafone subsidiary and selected affiliate markets2.  In addition, when receiving calls abroad, customers will pay the same connection fee, allowing them to talk for up to a maximum of 60 minutes1, for no additional charge.

Vodafone Passport has been created following extensive customer research to offer greater price transparency and certainty to roaming customers.  For example, a Vodafone UK contract customer in Spain making a five minute call to a mobile or fixed-line number back in the UK, using their inclusive minutes, will be charged £0.75, compared to £3.75 under existing price plans, a saving of 80%.   Similarly, an Italian prepay customer making a ten minute call back to Italy whilst travelling in France, would be charged €10.00 under existing price plans and only €2.15 with Vodafone Passport, a saving of almost 80%. The longer customers talk on a call, the more cost effective the call becomes.

“Vodafone has focused on its customers’ needs and is bringing a tangible benefit for our roaming customers through its global service footprint,” said Peter Bamford, Chief Marketing Officer at Vodafone.  “Our commitment to provide greater clarity on voice roaming pricing will enable our customers to talk more often for longer when abroad.”

Vodafone Passport will be available to Vodafone customers in Germany, Greece, Italy, the Netherlands, Spain and Sweden from 1 June.  Vodafone Passport will be introduced to customers in Albania, Australia, Hungary, Ireland, Malta, New Zealand, Portugal and the UK during the coming months.

To opt-in, customers can contact their local operator for more details of applicable home rates and connection fees, terms and conditions and information on excluded price plans. Or they can visit www.vodafone.com

The new initiative will be supported by an above and below the line communications campaign, with the theme “The Vodafone Travel Promise”, across Europe.

Ends

Notes to Editors

1.               The received call duration periods vary from market to market, ranging from 20 minutes to a maximum of 60 minutes per call.

2.               Local Operating Company connection fees for Vodafone Passport (VAT exclusive) range from €0.64 - €1.00 per call within Europe and €0.64 - €1.99 to countries outside of Europe.  Vodafone subsidiaries excluding Egypt.

Vodafone Passport Availability and Roaming Footprint

Vodafone Networks to launch Vodafone Passport	Vodafone Passport Roaming Footprint
Vodafone Albania	Vodafone Albania
Vodafone Australia	Vodafone Australia
Vodafone Germany	Proximus (Belgium)
Vodafone Greece	SFR (France)
Vodafone Hungary	Vodafone Germany
Vodafone Ireland	Vodafone Greece
Vodafone Italy	Vodafone Hungary
Vodafone Malta	Vodafone Ireland
Vodafone Netherlands	Vodafone Italy
Vodafone New Zealand	Vodafone Japan
Vodafone Portugal	Vodafone Malta
Vodafone Spain	Vodafone Netherlands
Vodafone Sweden	Vodafone New Zealand
Vodafone UK	Vodafone Portugal
Vodafone Spain
Vodafone Sweden
Swisscom Mobile (Switzerland)
Vodafone UK

Pricing Comparison Information

Vodafone Passport is designed for people who intend to make longer calls.  For those customers that opt-in for Vodafone Passport the longer the customer talks on a call, the more cost effective the call becomes, as can be seen from the illustrations below.

The pricing in the following examples are VAT inclusive, where applicable.

Example 1 : Based on a UK customer on Anytime 200 price plan visiting Spain and Australia and calling a UK landline or a Vodafone mobile

Example 1	Vodafone World Tariff		The Vodafone Passport Tariff*
	Spain	Australia	Spain	SAVING	Australia	SAVING
1 minute	75p	79p	75p	-	75p	5%
2 minutes	£1.50	£1.58	75p	50%	75p	47%
5 minutes	£3.75	£3.95	75p	80%	75p	81%
10 minutes	£7.50	£7.90	75p	90%	75p	91%

Example 2 : Based on a UK customer on Anytime 200 price plan visiting Spain and Australia and receiving a call from the UK

Example 2	Vodafone World Tariff		The Vodafone Passport Tariff
	Spain	Australia	Spain	SAVING	Australia	SAVING
1 minute	75p	75p	75p	-	75p	-
2 minutes	£1.50	£1.50	75p	50%	75p	50%
5 minutes	£3.75	£3.75	75p	80%	75p	80%
10 minutes	£7.50	£7.50	75p	90%	75p	90%

Example 3 : Based on a German customer on UMTS Special Bundle 200 price plan visiting the Netherlands and New Zealand and calling a German landline or Vodafone mobile.

Example 3	Vodafone World Tariff		The Vodafone Passport Tariff*
	Netherlands	New Zealand	Netherlands	SAVING	New Zealand	SAVING
1 minute	€0.89	€2.24	€0.75	16%	€0.75	67%
2 minutes	€1.78	€4.48	€0.75	44%	€0.75	83%
5 minutes	€4.45	€11.20	€0.75	83%	€0.75	93%
10 minutes	€8.90	€22.40	€0.75	92%	€0.75	97%

Example 4 : Based on a German customer on UMTS Special Bundle 200 price plan visiting the Netherlands and New Zealand and receiving a call from Germany.

Example 4	Vodafone World Tariff		The Vodafone Passport Tariff
	Netherlands	New Zealand	Netherlands	SAVING	New Zealand	SAVING
1 minute	€0.59	€1.49	€0.75	-	€0.75	50%
2 minutes	€1.18	€2.98	€0.75	63%	€0.75	75%
5 minutes	€2.95	€7.45	€0.75	75%	€0.75	90%
10 minutes	€5.90	€14.90	€0.75	87%	€0.75	95%

Example 5 : Based on an Italian customer on “Italy new” prepay price plan visiting France and New Zealand and calling an Italian landline or Vodafone mobile.

Example 5	Vodafone World Tariff		The Vodafone Passport Tariff
	France	New Zealand	France	SAVING	New Zealand	SAVING
1 minute	€1.00	€3.00	€1.25	-	€1.25	42%
2 minutes	€2.00	€6.00	€1.35	33%	€1.35	33%
5 minutes	€5.00	€15.00	€1.65	67%	€1.65	89%
10 minutes	€10.00	€30.00	€2.15	79%	€2.15	93%

Example 6 : Based on an Italian customer on “Italy new” prepay price plan visiting France and New Zealand receiving a call from an Italian landline or Vodafone mobile.

Example 6	Vodafone World Tariff		The Vodafone Passport Tariff
	France	New Zealand	France	SAVING	New Zealand	SAVING
1 minute	€0.45	€2.00	€1.00	-	€1.00	50%
2 minutes	€0.90	€4.00	€1.00	-	€1.00	75%
5 minutes	€2.25	€10.00	€1.00	26%	€1.00	90%
10 minutes	€4.50	€20.00	€1.00	78%	€1.00	95%

* The Vodafone Passport examples above are based on customers using their inclusive minutes.

For further information:

Vodafone Group

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Charles Butterworth, Darren Jones or Sarah Moriarty

Tel: +44 (0) 1635 673310

Media Relations

Jon Earl or Janine Young

Tel: +44 (0) 1635 673310

About Vodafone

Vodafone is the world’s largest mobile community with 151 million proportionate customers, equity interests in 26 countries and Partner Networks in a further 14 countries.  For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com

For high resolution images please visit www.vodafone.com/media/images/

© Vodafone Group 2005.  VODAFONE, Vodafone Passport and the Vodafone Logos are trade marks of the Vodafone Group.  Other product and company names mentioned herein may be the trade marks of their respective owners.

20 May 2005

VODAFONE LAUNCHES VODAFONE SIMPLY

New, easy to use, voice and text mobile service

Vodafone today announces the launch of Vodafone Simply, a new, easy to use mobile service which has been designed for customers who only want a mobile phone with voice and text services.

Following extensive customer research and feedback from thousands of customers, the Vodafone Simply service comprises two exclusive easy to use phones and services with straightforward price plans, supported by specifically trained customer services staff.

Phones

Vodafone worked very closely with its customers in developing the Vodafone Simply phones.  Customers were asked how they wanted their ideal phone to look, what services it should offer, how these services should be accessed and how the phone menus should be structured.

Following this feedback, Vodafone linked up with Sagem to develop two phones: the Vodafone Simply Sagem VS1, a silver, curvy handset and the Vodafone Simply Sagem VS2, a straight, black handset.

Both phones have large screens with legible text and symbols, as well as three dedicated buttons for direct access to the most commonly used services: the Main Screen, Contacts and Messages.  A button on the side of each phone controls ringer volume and a switch locks the key pad.

In addition, on-screen instructions in plain language help customers master the phone quickly and easily.

Services

Both phones offer a voice mail service designed to work like a standard home answering machine.  The Messages button on the phones lights up to notify the customer when a call or text has been received.  To listen to or read the message, the customer just needs to press the Messages button.

In addition, the Vodafone Simply service offers a missed call notification service.  If a call is missed, or a caller does not leave a voice message, the customer receives notification on-screen.

Price Plans

Customers using the Vodafone Simply service will be able to purchase straightforward, value for money, price plans.  For example, in the UK, a pre-paid Vodafone Simply handset will cost £80 and will be free with a monthly price plan.  Using the new Vodafone Stop the Clock price plan, customers will be able to talk for up to an hour in the evenings and at weekends whilst only paying for the first three minutes.

Customer Service

Vodafone has specifically trained members of its customer service staff to help and advise customers in shops and call centres.  The trained members of staff will help customers feel more confident about buying and using their Vodafone Simply mobile phones.

The service will be available in Portugal, Spain and the UK from 24 May.  The Vodafone Simply service will also be available from Vodafone Germany, Vodafone Greece, Vodafone New Zealand, Vodafone Sweden and Swisscom Mobile from 1 June and Mobilkom Austria in July.  Other markets will offer the service in due course.

“We have many customers who want the latest mobile phone with all the advanced services from full track music downloads to video calling and mobile TV. We also have customers who just want to make and receive calls and text messages on their mobile phone,” said Peter Bamford, Chief Marketing Officer, Vodafone Group.  “Vodafone Simply is an easy to use mobile service for these customers, to help them stay in touch with friends and family.”

- ends -

For further information:

Vodafone Group
Simon Lewis, Group Corporate Affairs Director
Tel: +44 (0) 1635 673310

Investor Relations	Media Relations
Charles Butterworth	Bobby Leach
Darren Jones	Ben Padovan
Sarah Moriarty	Jon Earl
Tel: +44 (0) 1635 673310	Janine Young
Tel: +44 (0) 1635 673310

About Vodafone

Vodafone is the world’s largest mobile community with 151 million proportionate customers, equity interests in 26 countries and Partner Networks in a further 14 countries.  For further information about Vodafone, please visit the Vodafone Group website: www.vodafone.com

For high resolution images please visit www.vodafone.com/simply/presskit/

© Vodafone Group 2005.  VODAFONE, Vodafone logos, Vodafone Simply and Vodafone Stop the Clock are trade marks of the Vodafone Group.  Other product and company names mentioned herein may be the trade marks of their respective owners.  The Vodafone Simply mobile phone is the subject of European Community Design Application No. 257621 and GB Patent Application No. 0425365.4 filed in the name of Vodafone Group Plc. Other patents have been applied for.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	29 April 2005

Number of ordinary shares purchased:	23,000,000

Highest purchase price paid per share:	137.00p

Lowest purchase price paid per share:	135.50p

Volume weighted average price per share:	136.2064p

Cumulative consideration (including costs) of ordinary	£447,244,468
shares purchased from and including 1 April 2005:

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,106,000,000 of its ordinary shares in treasury and has 64,283,118,298 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	3 May 2005

Number of ordinary shares purchased:	22,500,000

Highest purchase price paid per share:	138p

Lowest purchase price paid per share:	136.75p

Volume weighted average price per share:	137.3328p

Cumulative consideration (including costs) of ordinary	£478,305,029
shares purchased from and including 1 April 2005:

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,128,500,000 of its ordinary shares in treasury and has 64,260,631,640 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe). Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	4 May 2005

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	138p

Volume weighted average price per share:	138.7353p

Cumulative consideration (including costs) of ordinary	£502,012,673
shares purchased from and including 1 April 2005:

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,145,500,000 of its ordinary shares in treasury and has 64,243,706,640 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	6 May 2005

Number of ordinary shares purchased:	24,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	138p

Volume weighted average price per share:	138.6536p

Cumulative consideration (including costs) of ordinary	£535,462,577
shares purchased from and including 1 April 2005:

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,169,500,000 of its ordinary shares in treasury and has 64,220,261,571 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

ADDITIONAL LISTING

Vodafone Group Plc (“the Company”)

Application has been made to the Financial Services Authority and the London Stock Exchange for a total of 3,000,000 ordinary shares of US$0.10 each in the capital of the Company (“shares”) to be admitted to the Official List.  It is expected that admission will be granted on 11 May 2005 and that dealings will commence on 12 May 2005.

These shares are being reserved under a block listing and will be issued as a result of awards of matching shares pursuant to the Vodafone Share Incentive Plan.

When issued, these shares will rank pari passu with the existing ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	10 May 2005

Number of ordinary shares purchased:	10,000,000

Highest purchase price paid per share:	139p

Lowest purchase price paid per share:	137p

Volume weighted average price per share:	137.9030p

Cumulative consideration (including costs) of ordinary	£549,324,588
shares purchased from and including 1 April 2005:

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,179,500,000 of its ordinary shares in treasury and has 64,210,775,486 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	11 May 2005

Number of ordinary shares purchased:	7,500,000

Highest purchase price paid per share:	139.75p

Lowest purchase price paid per share:	137.625p

Volume weighted average price per share:	139.0220p

Cumulative consideration (including costs) of ordinary	£559,805,457
shares purchased from and including 1 April 2005:

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,187,000,000 of its ordinary shares in treasury and has 64,203,275,486 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SHARES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International. Such purchase was effected by irrevocable instruction given prior to 1 April 2005 as announced by Vodafone on 29 March 2005.

Ordinary Shares

Date of purchase:	12 May 2005

Number of ordinary shares purchased:	3,500,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	138.75p

Volume weighted average price per share:	139.1633p

Cumulative consideration (including costs) of ordinary	£564,701,502
shares purchased from and including 1 April 2005:

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,190,500,000 of its ordinary shares in treasury and has 64,199,775,486 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 16 May 2005 by Mourant ECS Trustees Limited that on 12 May 2005 the following directors acquired an interest in the following number of shares of US$0.10 each in the Company at the price of 140p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Mr P R Bamford	178
Sir Julian Horn-Smith	178
Mr K J Hydon	178

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London

Ordinary Shares

Date of purchase:	25 May 2005

Number of ordinary shares purchased:	46,000,000

Highest purchase price paid per share:	139.5p

Lowest purchase price paid per share:	137.75p

Volume weighted average price per share:	138.6541p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,236,500,000 of its ordinary shares in treasury and has 64,155,761,109 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London

Ordinary Shares

Date of purchase:	26 May 2005

Number of ordinary shares purchased:	43,000,000

Highest purchase price paid per share:	139.25p

Lowest purchase price paid per share:	137.5p

Volume weighted average price per share:	138.7169p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 4,279,500,000 of its ordinary shares in treasury and has 64,112,834,941 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 12, 2005	By: /s/	S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary